Exhibit 99.1

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

May 20, 2011

Dear Stockholder:

According to our latest records, we have not received your voting instructions for the important Annual Meeting of Stockholders of Scientific Games Corporation to be held on Tuesday, June 7, 2011.  Your vote is extremely important, no matter how many shares you hold.

For the reasons set forth in the proxy statement, dated April 25, 2011, the Board of Directors unanimously recommends that you vote “FOR” election of the nominated directors on Proposal 1 and “FOR” Proposals 2 — 5 and “Three Years” for Proposal 6.  Please sign, date and return the enclosed proxy card as soon as possible or, alternatively, you can vote via the Internet or telephone (see the instructions below).

On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

A. Lorne Weil
Chairman and Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:

1.                 Vote by Internet:  Go to the website www.proxyvote.com.  Have your 12-digit control number listed on the voting instruction form ready and follow the online instructions.  The 12-digit control number is located in the rectangular box on the right side of your voting instruction form.

2.                 Vote by Telephone:  Call toll-free (800) XXX-XXXX.  Have your 12-digit control number listed on the voting instruction form ready and follow the simple instructions.